1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 15, 2004

For the month of August 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 09/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on August 13, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.2	Announcement on August 13, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.3	Announcement on August 13, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.4	Announcement on August 20, 2004: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of securities

99.5	Announcement on August 20, 2004: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on August 26, 2004: Board approved a resolution for stock option plan

99.7	Announcement on August 26, 2004: Board meeting’s resolution on proposing the voluntary conditional takeover offers to UMCi’s shareholders

99.8	Announcement on August 26, 2004: Typhoon AERE has no significant effects on the Company’s financial and business operation

99.9	Announcement on September 7, 2004: August Sales

99.10	Announcement on September 13, 2004: Board meeting resolution on ADS conversion sales program for the UMC common shareholders

99.11	Announcement on September 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/04/26~2004/08/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 14; average unit price: $102,027,829 NTD; total transaction price: $1,428,389,600 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance. 2) 100% paid after acceptance.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/01/01~2004/08/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 28; average unit price: $42,822,398 NTD; total transaction price: $1,199,027,136 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor (Singapore) Pte Ltd.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance. 2) 100% paid after acceptance.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.3

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/01/01~2004/08/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 6; average unit price: $103,889,419 NTD; total transaction price: $623,336,514 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTE LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance. 2) 100% paid after acceptance.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of securities

1.	Name of the securities: Common shares of King Yuan Electronics Co. Ltd

2.	Trading date: 2004/06/25~2004/08/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 10,835,000 shares; average unit price: $29.76 NTD; total amount: $322,421,800 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $75,394,780 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 5,262,862 shares; amount: 119,074,175 NTD; percentage of holdings: 0.70%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 93.12% ratio of shareholder’s equity: 93.39%; the operational capital as shown in the most recent financial statement: $1,031,288 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/09/16~2004/08/19

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 62; average unit price: $8,958,575 NTD; total transaction price: $555,431,650 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AGILENT TECHNOLOGIES SINGAPORE; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

Board approved a resolution for stock option plan

1.	Date of the board of directors resolution: 2004/08/26

2.	Issue period: The stock options will be granted within one year of the plan’s approval by regulatory authority. The options may be granted in whole or tranches. The actual issue date(s) will be decided by the chairman.

3.	Conditions of eligibility for subscription rights:

All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4.	Number of total issued units of the employee stock option certificates: 150,000,000 units

5.	Number of shares each unit represents: 1 share

6.	Total number of new shares to be issued due to exercise of stock option or the number of shares for share buy-back as required by Article 28-2 of the Securities and Exchange Law: 150,000,000 shares

7.	Criteria for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a.	Exercise price: The exercise price for the shares is the market closing price of Company’s common shares on the day the options are issued (granted).

b.	Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares.

Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1)	Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2)	Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3)	Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8.	Method for performance of contract: The Company will issue new share.

9.	Adjustment of exercise price:

After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulae: (Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

    Adjusted subscription price =

[(Exercise price before adjustment ×shares issued) + (Amount paid for each share × number of new shares issued)] ÷(shares issued + number of new shares issued)

a.	Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

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b.	In the case of free distribution of shares, the amount paid for each share shall be zero.

c.	If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

10.	Procedures for exercising option:

a.	Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article 6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company’s stock transfer agent, SinoPac Securities Co.’s department of securities affairs.

b.	After the Request is accepted by the company’s stock transfer agent, SinoPac Co.’s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c.	Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company’s stock transfer agent, SinoPac Securities Co.’s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the entitlement certificates.

d.	As of the date the entitlement certificates, the entitlement certificates are tradable upon the delivery.

e.	The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1)	7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including the day on which the board meeting is being held, till the stock dividend record date or dividend record date, whichever comes later. When there is no distribution of dividend for the year as resolved by the annual shareholder’s general meeting, the final day shall end on the date on which the shareholder’s annual general meeting was held.

(2)	From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

11.	Rights and obligations after exercising options:

The holders of entitlement certificates of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12.	The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1)	7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including the day on which the board meeting is being held,

(2)	9/28

(3)	12/28

13.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The dilution is 0.85% to shareholders.

14.	Other important stipulations:

a.	The Rules herein shall come into force following resolution by the board of directors and approval by the regulatory authority. In case of changes in ordinance, reversal of decision by the regulatory authority or change in the objective environment, the Company may amend or terminate the Rules herein by the resolution of the board of directors and approval by the regulatory authority.

b.	For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15.	Any other matters that need to be specified: None

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Exhibit 99.7

Board meeting’s resolution on proposing the voluntary conditional takeover offers to UMCi’s shareholders

1.	Date of occurrence of the event: 2004/08/26

2.	Cause of occurrence: Due to the operation needs, the Board has passed a resolution that the Company will propose voluntary conditional takeover offers to UMCi’s shareholders, in accordance with the governing authorities and regulations. The Chairman is authorized to handle all related procedures.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.	Date of occurrence of the event: 2004/08/26

2.	Cause of occurrence:

Typhoon AERE has no significant effects on the Company’s financial and business operation.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.9

United Microelectronics Corporation

September 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
August	Invoice amount	12,354,727	7,343,156	5,011,571	68.25%
2004	Invoice amount	79,842,399	55,615,496	24,226,903	43.56%
August	Net sales	11,514,242	7,006,371	4,507,871	64.34%
2004	Net sales	77,218,871	53,621,492	23,597,379	44.01%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	35,495,688
UMC’s subsidiaries	23,481	23,537	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	70,991,375
UMC’s subsidiaries	-421	179,112	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	19,798
Financial instruments	Interest rate swap
Mark to market value	-302

b	Trading purpose : None

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Exhibit 99.10

Board meeting resolution on ADS conversion sales program for the UMC common shareholders

1.	Date of occurrence of the event: 2003/09/13

2.	Cause of occurrence:

The board meeting has approved a resolution to open up ADS conversion sales program for UMC’s common shareholders. The details of this program will be announced later.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.11

United Microelectronics Corporation

For the month of August, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of August, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2004	Number of shares held as of August 31, 2004	Changes
Director	Hon-Jen Wu	34,693,501	34,763,501	(70,000)
Vice President	Nick Nee	4,630,306	4,690,306	(60,000)
Vice President	Yi-Jao Chang	448,882	488,882	(40,000)
Vice President	Henry Liu	11,054,148	11,224,148	(170,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of July 31, 2004	Number of shares pledge as of August 31, 2004	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2004
Semiconductor Manufacturing Equipment	5,587,379	30,745,221
Fixed assets	64,249	145,285

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2004
Semiconductor Manufacturing Equipment	4,008	250,644
Fixed assets	0	16,629